American Airlines, Inc. Series 2017-2 EETC Investor Presentation July 2017 Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration No. 333-216167-01 July 31, 2017

Cautionary Statement Regarding Forward-Looking Statements and Information This document includes forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about future financial and operating results, the Company’s plans, objectives, estimates, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to, those set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (especially in Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1A, Risk Factors) and in the Company’s other filings with the Securities and Exchange Commission (the “SEC”), and other risks and uncertainties listed from time to time in the Company’s other filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. This Investor Presentation highlights basic information about the issuer and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC (“Goldman Sachs”) toll-free at 1-866-471-2526, Credit Suisse Securities (USA) LLC (“Credit Suisse”) toll-free at 1-800-221-1037, or Deutsche Bank Securities Inc. (“Deutsche Bank”) toll-free at 1-800-503-4611.

2017-2 EETC Offering

Transaction Overview American Airlines, Inc. (“American”) intends to issue $638,914,000 in aggregate face amount of Pass Through Certificates, Series 2017-2 (“American 2017-2”), in two classes, Class AA Certificates and Class A Certificates, collectively the “Certificates,” as follows: Class AA Certificates: $436,669,000 Class A Certificates: $202,245,000 The proceeds from the offering will be used by American to finance 23 aircraft that were delivered new to American between October 2015 and August 2016 or are scheduled to be delivered to American between September 2017 and February 2018: Three (3) Boeing 737-800 aircraft Five (5) Boeing 737 MAX 8 aircraft Three (3) Boeing 787-9 aircraft Twelve (12) Embraer ERJ 175 LR aircraft The Certificates offered in the American 2017-2 transaction will consist of two amortizing tranches of debt: Class AA senior tranche amortizing over 12.2 years, with a 38.5% / 38.5% initial / max loan-to-value ratio (“LTV”)1 Class A subordinated tranche amortizing over 12.2 years, with a 56.3% / 56.3% initial / max1 LTV American will retain the option to issue additional series of Certificates at any time The transaction’s legal structure will be largely consistent with American’s Series 2017-1 EETC Standard cross-collateralization, cross-default and buy-out rights Two tranches of cross-subordinated and cross-defaulted debt 18-month Liquidity Facility on the Class AA and Class A Certificates Waterfall with preferred junior interest Depositary: Natixis S.A., acting through the New York branch Liquidity Facility Provider: National Australia Bank Limited Joint Structuring Agents and Lead Active Bookrunners: Goldman Sachs, Credit Suisse and Deutsche Bank 4 1 Initial Loan to Value ratio (“LTV”) calculated as of April 15, 2018, the first regular distribution date after all aircraft are scheduled to have been delivered. Maximum LTV ratio calculated as of first regular distribution date.

2017-2 EETC Structural Summary Class AA Class A Face Amount $436,669,000 $202,245,000 Expected Ratings (Moody’s / Fitch) Aa3 / AA A2 / A Initial LTV / Maximum LTV1 38.5% / 38.5% 56.3% / 56.3% Weighted Average Life 8.7 years 8.7 years Regular Distribution Dates April 15 and October 15 April 15 and October15 Final Expected Distribution Date2 October 15, 2029 October 15, 2029 Final Legal Distribution Date3 April 15, 2031 April 15, 2031 Section 1110 Protection Yes Yes Liquidity Facility Three semi-annual interest payments Depositary Proceeds from the issuance will be held in escrow with the Depositary and withdrawn to purchase Equipment Notes as the aircraft are financed 1 Initial Loan to Value ratio (“LTV”) calculated as of April 15, 2018, the first regular distribution date after all aircraft are scheduled to have been delivered. Maximum LTV ratio calculated as of first regular distribution date. 2Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates. 3The Final Legal Distribution Date for each of the Class AA Certificates and Class A Certificates is the date that is 18 months after the Final Expected Distribution Date for that class of Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments.

Key Structural Elements1 Two Classes of Certificates Offered Two tranches of amortizing debt, each of which will benefit from a liquidity facility covering three semi-annual interest payments Waterfall Interest on Eligible Pool Balance of the Class A Certificates is paid ahead of principal on the Class AA Certificates Buyout Rights After a Certificate Buyout Event, subordinate Certificate holders have the right to purchase all (but not less than all) of the senior Certificates at par plus accrued and unpaid interest No buyout right during the 60-day Section 1110 period No Equipment Note buyout rights Cross-Collateralization and Cross-Default The Equipment Notes will be cross-collateralized by all aircraft All indentures will include cross-default provisions Threshold Rating Criteria for Liquidity Provider and Depositary Downgrade drawing mechanics consistent with recent EETCs issued by American Collateral Strategically core aircraft types representative of American’s go-forward, long haul, short-haul and regional fleet strategy Twelve aircraft delivered between October 2015 and August 2016, with the remainder scheduled to be delivered to American between September 2017 and February 2018 Weighted average aircraft age of 0.4 years2 Additional Certificates American has the right to issue additional subordinated classes of Certificates at any time American has the right to issue other series of Certificates at any time 1 Certain terms defined in prospectus.2 As of August 14, 2017.

Comparing AAL 2017-2 to Existing Market Precedents

	American Airlines 2016-3[1]	American Airlines 2017-1[2]	American Airlines 2017-2
Corporate Rating at Issuance (M / S / F)	Ba3 / BB- / BB-	Ba3 / BB- / BB-	Ba3 / BB- / BB-
Class AA			
Initial Principal Amount	$557,654,000	$536,811,000	$436,669,000
Equipment Note Advance	38.1%	38.0%	39.0%
Initial / Max LTV	38.7%[3] / 38.7%	38.6%[4] / 38.6%	38.5%[5] / 38.5%
Maturity / Average Life (yrs)	12.0 / 8.8	12.1 / 8.8	12.2 / 8.7
Initial/ Requested Rating (M / S / F)	Aa3 / AA+ / --	Aa3 / -- / AA	Aa3 / -- / AA
Notches above CCR (M /S / F)	**+9 / +11 / +--**	**+9 / +-- / +10**	**+9 / +-- / +10**
Coupon	3.000%	3.650%	[ ]
Class A			
Initial Principal Amount	$256,143,000	$248,627,000	$202,245,000
Equipment Note Advance	55.6%	55.6%	56.0%
Initial / Max LTV	56.4%[3] / 56.4%	56.4%[4] / 56.4%	56.3%[5] / 56.3%
Maturity / Average Life (yrs)	12.0 / 8.8	12.1 / 8.8	12.2 / 8.7
Initial/ Requested Rating (M / S / F)	A2 / A+ / --	A2 / -- / A	A2 / -- / A
Notching Uplift (M / S / F)	**+7 / +8 / +--**	**+7/ +-- / +7**	**+7 / +-- / +7**
Coupon	3.250%	4.000%	[ ]
Collateral	25x 2016-2017 new/vintage aircraft	24x 2017 new aircraft	23x 2015-2018 new/vintage aircraft
	• 5x A321-200S • 8x 737-800W • 4x 787-9 • 8x ERJ 175LR	• 10x A321-200S • 3x 737-800 • 3x 787-8 • 1x 787-9 • 7x ERJ 175LR	• 3x 737-800 • 5x 737 MAX 8 • 3x 787-9 aircraft • 12x ERJ 175LR
Body Type Mix	45.3% N / 38.5% W / 16.2% R	49.5% N / 35.7% W / 14.8% R	34% N / 38% W / 28% R
Initial New / Vintage Mix	93.5% New / 6.5% in-service	100% New	72% New / 28% vintage
Initial Weighted Average Pool Age	0.0 years	0.0 years	0.4 years

[1] American Airlines 2016-3 Prospectus Supplement.
[2] American Airlines 2017-1 Prospectus Supplement.
[3] Initial LTV measured as of April 15, 2017, the first payment date following the expected delivery of all aircraft into the transaction.
[4] Initial LTV measured as of August 15, 2017, the first payment date following the expected delivery of all aircraft into the transaction.
[5] Initial LTV measured as of April 15, 2018, the first payment date following the expected delivery of all aircraft into the transaction.

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Overview of the Collateral Pool

Aircraft Pool

- American has obtained maintenance adjusted Base Value Desktop Appraisals from three appraisers (AISI, BK and mba)[1]
- Aggregate aircraft appraised value of approximately $1,149 million[2]
- Appraisals indicate collateral cushions as of the first regular distribution date of 61.5% and 43.7% and on the Class AA and Class A Certificates, respectively[3] , which are expected to increase over time as the debt amortizes

Aircraft Number	Aircraft Type	Manufacturer's Serial Number	Registration Number	Body Type	Engine Type	MTOW (lbs)	Month of Delivery	Maintenance Adjusted Base Value ($MM)			
								AISI	BK	MBA	LMM[2]
1	737-800	31275	N354PT	Narrowbody	CFM56-7B	158,500	Oct-17	$48,970,000	$46,950,000	$47,290,000	$47,290,000
2	737-800	33348	N355PU	Narrowbody	CFM56-7B	158,500	Nov-17	49,050,000	46,950,000	47,330,000	47,330,000
3	737-800	33349	N359PX	Narrowbody	CFM56-7B	158,500	Dec-17	49,140,000	46,950,000	47,370,000	47,370,000
4	737 MAX 8	44459	N324RA	Narrowbody	CFM LEAP1B	181,200	Sep-17	50,270,000	51,400,000	50,570,000	50,570,000
5	737 MAX 8	44463	N304RB	Narrowbody	CFM LEAP1B	181,200	Oct-17	50,360,000	51,650,000	50,620,000	50,620,000
6	737 MAX 8	44465	N306RC	Narrowbody	CFM LEAP1B	181,200	Nov-17	50,440,000	51,650,000	50,660,000	50,660,000
7	737 MAX 8	44446	N308RD	Narrowbody	CFM LEAP1B	181,200	Dec-17	50,520,000	51,650,000	50,700,000	50,700,000
8	737 MAX 8	44447	N303RE	Narrowbody	CFM LEAP1B	181,200	Feb-18	50,690,000	51,900,000	50,780,000	50,780,000
9	787-9	40638	N832AA	Widebody	GEnx-1B74_75	560,000	Nov-17	142,910,000	145,900,000	143,320,000	143,320,000
10	787-9	40645	N833AA	Widebody	GEnx-1B74_75	560,000	Dec-17	143,150,000	145,900,000	143,440,000	143,440,000
11	787-9	40653	N834AA	Widebody	GEnx-1B74_75	560,000	Feb-18	143,620,000	146,600,000	143,680,000	143,680,000
12	ERJ 175 LR	17000511	N215NN	Regional	CF34-8E5	85,517	Oct-15	26,300,000	25,230,000	27,290,000	26,273,333
13	ERJ 175 LR	17000513	N216NN	Regional	CF34-8E5	85,517	Oct-15	26,310,000	25,200,000	27,290,000	26,266,667
14	ERJ 175 LR	17000515	N217NN	Regional	CF34-8E5	85,517	Nov-15	26,300,000	25,190,000	27,450,000	26,300,000
15	ERJ 175 LR	17000523	N220NN	Regional	CF34-8E5	85,517	Nov-15	26,550,000	25,320,000	27,450,000	26,440,000
16	ERJ 175 LR	17000525	N221NN	Regional	CF34-8E5	85,517	Dec-15	26,590,000	25,900,000	27,610,000	26,590,000
17	ERJ 175 LR	17000528	N222NS	Regional	CF34-8E5	85,517	Dec-15	26,650,000	25,930,000	27,610,000	26,650,000
18	ERJ 175 LR	17000566	N234JW	Regional	CF34-8E5	85,517	Jun-16	27,390,000	26,370,000	28,640,000	27,390,000
19	ERJ 175 LR	17000567	N235NN	Regional	CF34-8E5	85,517	Jun-16	27,360,000	26,330,000	28,640,000	27,360,000
20	ERJ 175 LR	17000572	N236NN	Regional	CF34-8E5	85,517	Jul-16	27,430,000	26,600,000	28,810,000	27,430,000
21	ERJ 175 LR	17000575	N237NN	Regional	CF34-8E5	85,517	Jul-16	27,470,000	26,590,000	28,810,000	27,470,000
22	ERJ 175 LR	17000584	N238NN	Regional	CF34-8E5	85,517	Aug-16	27,620,000	26,380,000	28,980,000	27,620,000
23	ERJ 175 LR	17000586	N239NN	Regional	CF34-8E5	85,517	Aug-16	27,580,000	26,720,000	28,980,000	27,580,000
Assumed Total								**$1,152,670,000**	**$1,149,260,000**	**$1,163,320,000**	**$1,149,130,000**

[1] Aircraft Information Services, Inc. ("AISI"), BK Associates, Inc. ("BK") and Morten Beyer & Agnew ("mba").
[2] Appraised value equals the lesser of the mean and median ("LMM") of the maintenance adjusted Base Values of the appraised aircraft. In the case of the Embraer ERJ 175 LR aircraft, such appraisals indicate the appraised base value of such Aircraft, and are adjusted to reflect the maintenance status of such Aircraft or otherwise take such maintenance status into account at or around the time of the related appraisal and, in the case of the Aircraft not yet delivered to American, the appraisals indicate the appraised base value projected as of the scheduled delivery month and year for such Aircraft at the time of the related appraisal. The appraised values provided by AISI are presented as of June 30, 2017, and the appraised values provided by BK and mba are presented as of or around the respective dates of their appraisals in July 2017.
[3] Collateral cushion calculated as of April 15, 2018, the first regular distribution date, which coincides with date of maximum LTV.

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Young and Diversified Portfolio Aircraft Type Narrowbody / Widebody / Regional New Delivery / Vintage By Delivery Date: 0.4 Years Average Age1,2 1 Calculated by LMM of the maintenance adjusted Base Values of the appraised aircraft. In the case of the Embraer ERJ 175 LR aircraft, such appraisals indicate the appraised base value of such Aircraft, and are adjusted to reflect the maintenance status of such Aircraft or otherwise take such maintenance status into account at or around the time of the related appraisal and, in the case of the Aircraft not yet delivered to American, the appraisals indicate the appraised base value projected as of the scheduled delivery month and year for such Aircraft at the time of the related appraisal. The appraised values provided by AISI are presented as of June 30, 2017, and the appraised values provided by BK and mba are presented as of or around the respective dates of their appraisals in July 2017. 2 As of August 14, 2017.

Collateral Aircraft Assessment Source: Ascend, American, Boeing as of Q2 2017. Considered the most liquid narrowbody to date Over 4,300 in operation with more than 170 operators, with a backlog of 670 aircraft – very popular among mainline, charter and low-cost carriers, good regional distribution, and a favorite with the leasing community Over the last decade, the 737-800 has replaced the MD-80 as the workhorse of the American domestic network 304 expected to be in American’s fleet1 by 4Q 2017 737-800 737 MAX 8 787-9 ERJ 175 LR The MAX 8 could replicate the 737-800’s status as the most liquid narrowbody Provides continuity of the best-selling 737, with the CFM International Leap as the single-engined type Fuel burn savings are now estimated at 14% over the 737 Next Generation (“NG”), up by 1% over the initial target 8% more fuel-efficient than A320neo 4 expected to be in American’s fleet1 by 4Q 2017 Over 1,200 sales and strong backlog from the overall 787 family; 787-9 is now the lead variant with over 50% of orders With its new all-composite fuselage, the Boeing 787 delivers up to 20% better fuel burn than the Boeing 767 Enables American to serve city pairs previously not accessible with Boeing 767-300ER aircraft 14 expected to be in American’s fleet1 by 4Q 2017 In-service fleet over 580 aircraft, backlog of 80 Demand for Embraer ERJ 175 LR aircraft has been strong as major U.S. airlines placed significant new orders and contracts for 76-seaters to replace 50-seaters, as a result of new scope clause agreements Robust used activity and low availability 148 expected to be in American’s fleet1 by 4Q 2017 1 American Airlines 8k filing, filed July 12th, 2017.

Investing in our product: new aircraft deliveries   2017 2018 2019 Beyond 2019 Total A320 Family / Neo 20 - 25 75 120 A350-900 - - - 22 22 B737-800 / Max 24 16 20 60 120 B787 Family 13 6 2 - 21 Mainline Total 57 22 47 157 283 E175 16 - - - 16 Regional Total 16 - - - 16 We plan to take delivery of 73 new aircraft in 2017 – an investment of $4.1 billion

Boeing 737-800 Source: Ascend Market Commentary and Boeing as of 2Q 2017. The B737-800 Has Wide Market Appeal Top 5 Operators & Lessors (In Service / On Order) Considered the most liquid narrowbody to date Over 4,300 in operation with more than 170 operators, with a backlog of 670 aircraft – very popular among mainline, charter and low-cost carriers, good regional distribution, and a favorite with the leasing community Over the last decade, the 737-800 has replaced the MD-80 as the workhorse of the American domestic network Order backlog demonstrates that the 800 remains the most popular 737 NG variant, and that airlines and lessors have confidence in the type well past the end of the decade Continued product improvements, such as longer maintenance intervals and Scimitar winglets, support long-term demand 737-800 Scheduled Deployment Operators # of Aircraft 1 Ryanair 462 2 American Airlines 304 3 Southwest Airlines 185 4 China Southern Airlines 154 5 United Airlines 141 Total 1,246 Lessors # of Aircraft 1 AerCap 254 2 GECAS 250 3 SMBC AC 193 4 Avolon Aerospace Leasing 143 5 BBAM 136 Total 976

Boeing 737 MAX 8 Source: Ascend Market Commentary and Boeing, as of 2Q 2017. The MAX 8 could replicate the 737-800’s status as the most liquid narrowbody Provides continuity of the best-selling 737, with the CFM International Leap as the single-engined type Fuel burn savings are now estimated at 14% over the 737NG, up by 1% over the initial target 8% more fuel-efficient than A320neo At the end of Q1 2017, there was a total of 2,265 737 MAX aircraft on order with 53 announced airline customers This includes 858 in Asia-Pacific, 576 in North America, 499 in Europe, 194 in Latin America, 102 in the Middle East and 36 in Africa The market for 737 MAX-sized aircraft (125-200 seats) is predicted to exceed 26,600 aircraft over the next 20 years Operators # of Aircraft 1 Lion Air 201 2 Southwest Airlines 200 3 SpiceJet 142 4 Norwegian 108 5 American Airlines 100 Total 751 Lessors # of Aircraft 1 GECAS 170 2 Air Lease Corporation 118 3 AerCap 100 4 SMBC Aviation Capital 90 5 BOC Aviation 61 Total 539 Top 5 Operators & Lessors (In Service / On Order)

737 MAX Advances the Success of the 737 Family Source: Boeing as of 2Q 2017. 1980 2020 2000 1990 2010 1985 1995 2005 2015 Next-Generation 737 First Delivery 1998 737 MAX First Delivery 2017 6% Fuel reduction 2010 Boeing Sky Interior 2017 New Engine & AT Winglet 737 Classic First Delivery 1984 Fuel reduction 14% 20% Fuel reduction 2001 Blended Winglets 2008Carbon Brakes 2011 Performance Improvements

Boeing 787-9

The Boeing 787 is the new benchmark in the long-haul widebody market

- With a predicted demand of over 5,300 widebody jetliners over the next 20 years, the Boeing 787 is well positioned to become the benchmark product in a growing sector of the industry
  - Over 1,200 sales and strong backlog from the overall 787 family; 787-9 now lead variant with over 50% of orders
- With its new all-composite fuselage, the Boeing 787 delivers up to 20% better fuel burn than the Boeing 767
  - Enables American to serve city pairs previously not accessible with the Boeing 767-300ER aircraft
- Recent widebody market weakness has been concentrated in specific types / variants (e.g. Rolls-powered A340s, 747s and certain A330s); high quality in-demand widebodies have shown resilience
  - The 787-9 was certified in 2014, and continues to expand its operator base

Top 5 Operators & Lessors (In Service / On Order)[1]

	Operators	# of Aircraft
1	Etihad Airways	71
2	ANA-All Nippon Airways	47
3	United Airlines	39
4	KLM Royal Dutch Airlines	33
5	Norwegian	31
	Total	**221**

	Lessors	# of Aircraft
1	AerCap	60
2	Air Lease	50
3	Avolon Aerospace Leasing	31
4	GECAS	12
5	BBAM	6
	Total	**159**

Source: Ascend Market Commentary and Boeing, as of 2Q 2017.
[1] Includes both 787-9 and 787-10 aircraft.

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Range of Boeing 737-800, 737 Max 8 and 787-9 Range capability from Dallas Source: Boeing and American Airlines.

Embraer ERJ 175 LR

- In-service fleet of over 580 aircraft, backlog of 80
- Demand for Embraer ERJ 175 LR aircraft has been strong as major U.S. airlines placed significant new orders and contracts for 76-seaters to replace 50-seaters, as a result of new scope clause agreements
  - American, United, Alaska and Delta have all ordered the ERJ 175 LR or contracted from regionals like SkyWest
  - E-Jets are winning market share battle with CRJ900
- Robust used activity and low availability
- The Embraer ERJ 175 LR offers mainline jet comfort, thanks to its double bubble design
  - Most cabin volume per seat
  - Large eye-level windows are 30% larger than those on similar aircraft
  - Four-abreast seating and no middle seat, allowing easy access to seats and overhead bins and fast boarding and deplaning
  - Generous headroom with overhead bins accommodate roll-on bags up to 24"x16"x10"
  - Superior ground service access and baggage handling

Top 5 Operators & Lessors (In Service / On Order)

	Operators	# of Aircraft
1	SkyWest Airlines	199
2	Republic Airlines	196
3	Compass Airlines	58
4	Mesa Airlines	48
5	Envoy Air	40
	Total	**541**
	Lessors	**# of Aircraft**
1	Nordic Aviation Capital	27
2	GECAS	10
3	Castlelake	6
4	Avolon Aerospace Leasing	4
5	Falko	4
	Total	**51**

Range of Embraer 175 LR



DALLAS

Source: Ascend Market Commentary and Embraer as of 2Q 2017.

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